UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

COMMISSION FILE NUMBER 001-34041

Evotec SE
(Translation of registrant’s name into English)

Essener Bogen 7

22419 Hamburg

Germany

Tel: +49 40 560810

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

On November 14, 2024, Evotec SE (the “Company”) issued an Ad hoc announcement. A copy of the Ad hoc announcement is attached as Exhibit 99.1 hereto.

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EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Comment on media report

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SIGNATURE

Pursuant to the requirements of s the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec SE

By:	/s/ Christian Wojczewski
Name: Christian Wojczewski
Title: Chief Executive Officer

Date: November 14, 2024

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Evotec SE Half-year report dated August 29, 2023

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